Exhibit 99.2

December 20, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made by Jiayin Group Inc. under its Form 6-K dated December 20, 2023. We agree with the statements concerning our Firm in such Form 6-K; we are not in a position to agree or disagree with other statements of Jiayin Group Inc. contained therein.

Very truly yours,

Marcum Asia CPAs LLP

NEW YORK OFFICE • 7 Penn Plaza • Suite 830 • New York, New York • 10001

Phone 646.442.4845 • Fax 646.349.5200 • www.marcumasia.com